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                                                                  Exhibit (a)(9)

For Immediate Release

BERKSHIRE HATHAWAY INC. SUBSIDIARY SUCCESSFULLY COMPLETES CASH TENDER OFFER FOR
                       SHARES OF JUSTIN INDUSTRIES, INC.

     Omaha, Nebraska and Fort Worth, Texas, July 26, 2000 - Berkshire Hathaway Inc. (NYSE: BRK.A, BRK.B) and Justin Industries, Inc. (Nasdaq: JSTN) announced today successful completion of the cash tender offer by a subsidiary of Berkshire Hathaway for all outstanding shares of common stock of Justin. The tender offer expired, as scheduled, at 12:00 midnight, Eastern standard time, on Tuesday, July 25, 2000. Berkshire Hathaway, through its wholly owned subsidiary making the offer, has accepted for purchase all shares validly tendered and not withdrawn prior to the expiration of the offer. Based on information provided by The Bank of New York, as paying agent, approximately 24.7 million shares of Justin have been acquired by Berkshire Hathaway's subsidiary out of the approximately 25.8 million shares currently outstanding, or approximately 95.6 % of all outstanding shares.

     Payment for shares properly tendered and accepted will be made as promptly as practicable and, in the case of shares tendered by guaranteed delivery procedures, promptly after timely delivery of shares and required documentation.

     As previously announced, Berkshire Hathaway will acquire the remaining Justin Industries shares in a merger in which each share of Justin common stock will be converted into the right to receive $22.00 in cash and following which Justin will become a wholly owned subsidiary of Berkshire Hathaway. Berkshire Hathaway and Justin expect to consummate the merger as soon as practicable.

     Justin Industries includes Acme Building Brands - Acme Brick Company, the leading domestically owned United States manufacturer of face brick; Featherlite Building Products Corporation, the leading Southwest producer of concrete masonry products; and American Tile Supply Company, a major Texas distributor of ceramic and marble floor and wall tile, and Justin Brands - Justin Boot Company(R), Nocona Boot Company(R), Tony Lama Company(R), and Chippewa Shoe Company(R).

     Berkshire Hathaway is a holding company owning subsidiaries engaged in a number of diverse business activities. The most important of these is the property and casualty insurance business conducted on both a direct and reinsurance basis through a number of subsidiaries.

FOR FURTHER INFORMATION CONTACT:

Berkshire Hathaway Inc.
     Marc D. Hamburg - (402) 346-1400
Justin Industries, Inc.
     Richard Savitz - (817) 390-2412

or Georgeson Shareholder Communications Inc., Information Agent in the tender offer, at (212) 440-9800 (call collect) or 1-800-223-2064 (toll free).